FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                   2 June 2005

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

              Form 20-F.........X........Form 40-F.................

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):






                      Appointment of new Executive Director

(London - 2 June 2005) International Power plc announces the appointment of Mr Bruce Levy to the Board as an Executive Director. The appointment will take effect immediately.

Sir Neville Simms, Chairman of International Power, said: "Following Bruce's appointment as President of American National Power in December 2004, I am very pleased to announce his appointment to the Board as Executive Director - North America. Bruce has extensive power sector experience, especially in North America, and will play a key role in maximising returns from our US business."


For further information please contact:

Investor Contact:
Anna Hirst
Tel:    +44 (0)20 7320 8788
Mobile: 07989 492 744

Media Contact:
Sara Richardson
Tel:    +44 (0)20 7320 8619
Mobile: 07989 492 740


Notes to Editors:

Mr Levy (49) is a Mechanical Engineer and holds an MBA from the New York University. The majority of Mr Levy's career has been with GPU Inc., an international electric utility (now part of First Energy) where he was Senior Vice President and Chief Financial Officer. Prior to this, he held the position of President and Chief Executive Officer of GPU International, a wholly owned subsidiary of GPU Inc., which had interests in independent power plants with a total capacity of 10,000 MW.


About International Power

International Power plc is a leading independent electricity generating company with 15,523 MW (net) in operation and 1,708 MW (net) under construction. International Power has power plants in operation or under construction in Australia, the United States of America, the United Kingdom, the Czech Republic, Italy, Portugal, Spain, Turkey, Oman, Qatar, Saudi Arabia, the UAE, Indonesia, Malaysia, Pakistan, Puerto Rico and Thailand. International Power was listed on the London Stock Exchange and the New York Stock Exchange (as ADR's), on 2 October 2000. The ticker symbol on both stock exchanges is "IPR".

Company website: www.ipplc.com







                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary